November 4, 2009

VIA ELECTRONIC TRANSMISSION AND OVERNIGHT MAIL

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Mail Stop 3030

Attn: Tim Buchmiller

Re:	Atheros Communications, Inc.

Registration Statement on Form S-4

File No. 333-162321

Ladies and Gentlemen:

On behalf of Atheros Communications, Inc. (the “Registrant”), we enclose for filing under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 1 to the above referenced Registration Statement on Form S-4 (the “Registration Statement”), together with exhibits thereto.

Amendment No. 1 to the Registration Statement contains revisions that have been made in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated October 27, 2009. Set forth below are the Registrant’s responses to the Staff’s comments. The responses correspond to the headings and numbered comments in the letter from the Staff. Marked copies of Amendment No. 1 to the Registration Statement are being provided supplementally with copies of this letter for the convenience of the Staff.

Questions and Answers About the Merger . . .page 2

1.	We note your disclosure in the last paragraph of page 2 describing the various bases for proration. Please clarify how Intellon’s capitalization will factor into the proration determination. Please also disclose the business purposes and objectives for structuring the form of merger consideration to be received as one of three options to be elected by Intellon’s stockholders and the reasons for the prorations. For example, what was the business purpose for ensuring that a portion of the merger consideration was payable in cash? Did Atheros negotiate the cash portion in an effort to make the transaction less dilutive, or was Intellon trying to ensure that it would receive at least a minimum cash amount in consideration for its shares, etc. Please also revise your disclosure so that Intellon’s stockholders can more clearly understand the reasons for each of the various prorations.

Response: The Registration Statement has been revised on pages 2 and 3 as requested.

Securities and Exchange Commission

November 4, 2009

Material Federal Income Tax Consequences of the Merger, page 46

2.	Please revise your disclosure to state that the discussion in this section represents the opinion of tax counsel and identify such counsel.

Response: The Registrant respectfully submits that the requested disclosure is set forth in Exhibit 8.1 as filed with the Registration Statement and discussed below in response to Comment #3.

3.	We note your disclosure in the third paragraph in this section that the tax opinion is a condition that can be waived by Intellon. Please confirm that you will file an executed opinion of counsel regarding the tax consequences discussed in this section as an exhibit to your registration statement prior to requesting acceleration of effectiveness and confirm that you will recirculate and resolicit if the condition of receiving the tax opinion is waived and the change in the tax consequences is material.

Response: The Registration Statement has been revised on page 49 to confirm that Intellon will recirculate the proxy statement and resolicit the vote of its stockholders if for any reason the Merger does not qualify as a reorganization under Internal Revenue Code section 368(a), or if the Intellon board of directors does not receive a satisfactory written tax opinion of tax counsel to the effect that, for U.S. federal income tax purposes, the Merger will constitute a reorganization under Internal Revenue Code section 368(a). As requested, the Registrant has filed as Exhibit 8.1 to the Registration Statement an executed opinion of Intellon’s counsel (a) confirming that the statements in section “The Merger – Material Federal Income Tax Consequences of the Merger” constitute such counsel’s opinion as to the material U.S. federal income tax consequences of the merger and (b) attaching to this opinion a tax opinion regarding the status of the merger as a “reorganization” with the meaning of Internal Revenue Code section 368(a) in substantially the form it expects to deliver at the closing of the Merger.

4.	We reference your disclosure in the fourth paragraph which sets forth the tax consequences “assuming the Merger qualifies as a reorganization under Section 368(a) of the Code.” Please note that the tax opinion should not assume the tax consequence at issue. Please revise accordingly.

Response: For the reasons discussed in a conference call with the Staff and counsel to Intellon and the Registrant, the Registrant respectfully notes that, in the circumstances as set forth in the Registration Statement, it believes the description of the material U.S. federal income tax consequences of the Merger in the Registration Statement appropriately states that the description is based on the assumption that the Merger will qualify as a reorganization under Section 368(a) of the Code. As discussed above, an opinion of Intellon’s tax counsel regarding the accuracy of Registration Statement’s tax disclosure is being filed as Exhibit 8.1 to the Registration Statement. In addition, and in response to the points raised by the Staff, a new section entitled “Potential Adjustment of Merger Consideration” has been added on page 49 of the Registration Statement. This section clarifies that in the unlikely event the Merger Consideration would consist of an insufficient amount of Atheros Stock in relation to cash as a result of elections by stockholders and holders of other equity-like rights and the exercise of dissenters’ rights, the Merger Agreement provides that Intellon and Atheros will, at Intellon’s request, adjust the mix of stock and cash (subject to an upper limit on the amount of stock) so as to permit the Merger to qualify as a reorganization and enable tax counsel to deliver an opinion at closing that the transaction qualifies as a Section 368(a) reorganization. The new

Securities and Exchange Commission

November 4, 2009

section further explains that if for any reason the Merger would not result in a qualified reorganization or if the Intellon board of directors does not receive a satisfactory written opinion of tax counsel that the Merger qualifies as a Section 368(a) reorganization, Intellon will recirculate a proxy statement and resolicit the vote of Intellon stockholders. If, as expected, the Merger qualifies as a reorganization and the required tax opinion is delivered, such opinion letter will not assume but will instead expressly contain an opinion, based on customary representations, that the Merger qualifies as a reorganization under Section 368(a). The form of tax counsel’s reorganization opinion will be attached to tax counsel’s executed tax disclosure opinion as part of Exhibit 8.1 to the Registration Statement. The Registrant confirms that there is no set of circumstances in which the Merger could close without either (a) a satisfactory tax opinion validating the assumption in the Registration Statement’s description of tax consequences that the Merger will qualify as a reorganization or (b) a recirculation of a proxy statement (with a substantially revised description of material tax consequences) and resolicitation of a vote on a transaction for which tax counsel would not deliver a reorganization opinion.

Exhibits

5.	Please file all exhibits in your next amendment, including Exhibits 5.1 and 8.1, so that we may review them.

Response: The Registrant has filed all exhibits, including Exhibits 5.1 and 8.1, as requested.

* * * * *

Securities and Exchange Commission

November 4, 2009

Questions or comments regarding any matters with respect to the Registration Statement may be directed to the undersigned at (650) 233-4564. Comments can also be sent via facsimile at (650) 233-4545.

Very truly yours,

/s/ Davina K. Kaile
Davina K. Kaile

cc:	Dr. Craig H. Barratt

Mr. Jack R. Lazar

Mr. Trevor J. Chaplick

Mr. Henry N. Nassau

Ms. Allison Leopold Tilley

Ms. Noelle Matteson